As filed with the U.S. Securities and Exchange Commission on November 22 2006
Registration No. 333- 104937

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
Johnson Electric Holdings Limited
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

Bermuda
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Ms. Jane Shugart Murphy
Saia-Burgess Automotive Actuators Inc.
755 Bill Jones Industrial Drive
Springfield, Tennessee 37172 USA
(615) 382-3472

(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate Offering price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten ordinary shares of Johnson Electric Holdings Limited	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt (AADR@ or AAmerican Depositary Receipt@) included as Exhibit A to the Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.
CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph, final sentence on face
(2)	Title of ADR and identity of deposited securities	Face of ADR, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of ADR, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11) and (13)
(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (8), (11) and (12)
(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5)
(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of ADR Filed Herewith as Prospectus

(a)
Statement that Johnson Electric Holdings Limited furnishes the Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among Johnson Electric Holdings Limited, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.

(a)(2)	Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Power of Attorney. Included as part of the signature pages hereto.
Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 22, 2006.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Johnson Electric Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on November 22, 2006.

JOHNSON ELECTRIC HOLDINGS LIMITED

By:	/s/Patrick Wang Shui Chung
Name:	Patrick Wang Shui Chung
Title:	Chairman and Chief Executive

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of November 22, 2006

Signatures	Title

/s/Patrick Wang Shui Chung	Chairman and Chief Executive
Patrick Wang Shui Chung	(Principal Executive Officer)

/s/Winnie Wang Wing Yee*.	Vice Chairman
Winnie Wang Wing Yee

/s/Richard Wang Li-Chung * .	Executive DirectorEx
Richard Wang Li-Chung

Independent Non-Executive Director
Peter Stuart Allenby Edwards

/s/Patrick Blackwell Paul* .		Independent Non-Executive Director
Patrick Blackwell Paul

/s/Wang Koo Yik Chun		Honorary Chairman (Non-Executive Director)
Wang Koo Yik Chun

Independent Non-Executive Director
Michael John Enright

Independent Non-Executive Director
Laura May-Lung Cha

/s/Peter Wang Kin Chung		Non-Executive Director
Peter Wang Kin Chung

Independent Non-Executive Director
Oscar De Paula Bernardes Neto

/s/Clive Barry Kydd		Chief Financial Officer
Clive Barry Kydd

/s/Jane Shugard Murphy		Authorized Representative in the United
Jane Shugart Murphy		States

*By:	/s/Patrick Wang Shui Chung
Patrick Wang Shui Chung
Power of Attorney

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 Certification